UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Representative:	Katsuyoshi Ejima, President
Code Number:	8607 (TSE, OSE, NSE: 1st sections)
Contact:	Akio Arai, General Manager
Financial Affairs
Phone:	+81-3-3663-5555

Parent Company:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto, President & CEO
Code Number:	8411 (TSE, OSE: 1st sections)

Differences in Earnings Results for the Fiscal Year Ended March 31, 2011 (Fiscal 2010)

Compared to the Previous Fiscal Year

Mizuho Investors Securities Co., Ltd. (the “Company”) hereby announces differences in its earnings results for Fiscal 2010 (April 1, 2010 to March 31, 2011) compared to Fiscal 2009 (April 1, 2009 to March 31, 2010).

1.	Differences in Earnings Results

(1) Non-consolidated

	(Millions of yen)
	Operating Revenues	Operating Profits	Ordinary Profits	Net Income
Fiscal 2010 [A]	54,104	8,324	8,808	9,308
Fiscal 2009 [B]	51,651	7,289	7,527	6,703
Difference [C] = [A] – [B]	2,452	1,035	1,281	2,605
Difference (%) [C] / [B]	4.7%	14.2%	17.0%	38.9%

(Note: Amounts less than one million yen are rounded down.)

(2) Consolidated

	(Millions of yen)
	Operating Revenues	Operating Profits	Ordinary Profits	Net Income
Fiscal 2010 [A]	54,122	8,336	8,820	9,316
Fiscal 2009 [B]	51,672	7,238	7,477	6,654
Difference [C] = [A] – [B]	2,449	1,098	1,343	2,662
Difference (%) [C] / [B]	4.7%	15.2%	18.0%	40.0%

(Note: Amounts less than one million yen are rounded down.)

2.	Reasons for the Differences

The differences in earnings results for Fiscal 2010 and Fiscal 2009 are due to increases in operating revenues, operating profits and ordinary profits reflecting increases in commission income and trading income as well as an increase in net income reflecting a decrease in extraordinary losses due to a decrease in impairment losses, etc.